February 4, 2025

Jervey Choon
Chief Executive Officer
TriUnity Business Services Ltd
BO1-A-09, Menara 2, KL Eco City, 3, Jalan Bangsar 59200
Kuala Lumpur, Malaysia

       Re: TriUnity Business Services Ltd
           Amendment No. 4 to Registration Statement on Form S-1
           Filed January 28, 2025
           File No. 333-282541
Dear Jervey Choon:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 10, 2025 letter.

Amendment No. 4 to Registration Statement on Form S-1
Financial Statements, page F-10

1.     You present unaudited financial statements for the period ended October
31,
       2024; however, the header states    Audited Financial Statements.
Please revise the
       audited label to unaudited.
Statement of Stockholders' Equity, page F-13

2. Please revise to mark the activity and balance for the three months ended October, 31,
       2024 as unaudited.
 February 4, 2025
Page 2

       Please contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Donald Field at 202-551-3680 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services